UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Telesis Bio Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

192003 101

(CUSIP Number)

June 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192003 101

1.	Names of Reporting Persons. Todd R. Nelson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,273,521
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,273,521
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,273,521 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.28%
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 100,147 shares of Common Stock held by Todd R. Nelson, (ii) 6,000,000 shares of Common Stock held by GATTACA Mining LLC, for which Todd R. Nelson serves as managing member, (iii) 122,516 shares of Common Stock held by M-185 Corporation, of which Todd R. Nelson is the majority stockholder (“M-185”), (iv) options to purchase 406,250 shares of Common Stock held by Todd R. Nelson, which are exercisable within 60 days of June 5, 2023, (v) 1,057,843 shares of Common Stock that would be issued to M-185 upon M-185’s conversion of all 25,000 shares of Redeemable Convertible Preferred Stock currently held by M-185 (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (vi) 528,922 shares of Common Stock that would be issued to M-185 upon M-185’s full (cash) exercise of the Short-Term Warrant currently held by M-185, and (vii) 1,057,843 shares of Common Stock that would be issued to M-0185 upon M-185’s full (cash) exercise of the Long-Term Warrant currently held by M-185.

CUSIP No. 192003 101

1.	Names of Reporting Persons. GATTACA Mining LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.43%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 192003 101

1.	Names of Reporting Persons. M-185 Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,767,124
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,767,124
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,767,164 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.41%
12.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 122,516 shares of Common Stock held by M-185 Corporation, of which Todd R. Nelson is the majority stockholder (“M-185”), (ii) 1,057,843 shares of Common Stock that would be issued to M-185 upon M-185’s conversion of all 25,000 shares of Redeemable Convertible Preferred Stock currently held by M-185 (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) 528,922 shares of Common Stock that would be issued to M-185 upon M-185’s full (cash) exercise of the Short-Term Warrant currently held by M-185, and (iv) 1,057,843 shares of Common Stock that would be issued to M-0185 upon M-185’s full (cash) exercise of the Long-Term Warrant currently held by M-185.

Item 1 (a)	Name of Issuer:

Telesis Bio Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

10431 Wateridge Circle

Suite 150

San Diego, CA 92121-2993

Item 2 (a)	Name of Person Filing:

This Schedule 13G is filed by:

(i)	Todd R. Nelson, the President and Chief Executive Officer of Telesis Bio Inc.;

(ii)	GATTACA Mining LLC, for which Todd R. Nelson serves as managing member; and

(iii)	M-185 Corporation, for which Todd R. Nelson is the majority stockholder.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Todd R. Nelson is:

10431 Wateridge Circle

Suite 150

San Diego, CA 92121-2993

The address of the principal business office of GATTACA Mining LLC is:

P.O. Box 1083

Carefree, AZ 85377

The address of the principal business office of M-185 Corporation is:

P.O. Box 1083

Carefree, AZ 85377

Item 2 (c)	Citizenship:

Todd R. Nelson is a United States citizen.

GATTACA Mining LLC is a Delaware limited liability company.

M-185 Corporation is a Delaware corporation.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2 (e)	CUSIP Number:

192003 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(b) or 240.13d-2(c).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.

(b)

Todd R. Nelson may be deemed the beneficial owner of 21.28% of the Common Stock outstanding, based on (i) 100,147 shares of Common Stock held by Todd R. Nelson, (ii) 6,000,000 shares of Common Stock held by GATTACA Mining LLC, for which Todd R. Nelson serves as managing member, (iii) 122,516 shares of Common Stock held by M-185 Corporation, of which Todd R. Nelson is the majority stockholder (“M-185”), (iv) options to purchase 406,250 shares of Common Stock held by Todd R. Nelson, which are exercisable within 60 days of June 5, 2023, (v) 1,057,843 shares of Common Stock that would be issued to M-185 upon M-185’s conversion of all 25,000 shares of Redeemable Convertible Preferred Stock currently held by M-185 (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (vi) 528,922 shares of Common Stock that would be issued to M-185 upon M-185’s full (cash) exercise of the Short-Term Warrant currently held by M-185, and (vii) 1,057,843 shares of Common Stock that would be issued to M-0185 upon M-185’s full (cash) exercise of the Long-Term Warrant currently held by M-185. The number of shares of Common Stock outstanding for calculating Mr. Nelson’s beneficial ownership is based on (i) 29,731,920 shares of Common Stock outstanding, as reported in that certain Redeemable Convertible Preferred Stock and Warrant Purchase Agreement dated as of May 31, 2023, (ii) 11,847,840 shares of Common Stock currently underlying the shares of Redeemable Convertible Preferred Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) the 406,250 shares of Common Stock issuable upon the options held by Mr. Nelson, (iv) the 528,922 shares of Common Stock issuable upon exercise of M-185’s Short-term Warrants and (v) the 1,057,843 shares of Common Stock issuable upon exercise of M-185’s Long-term Warrants.

GATTACA Mining LLC may be deemed the beneficial owner of 14.43% of the Common Stock outstanding, based on (i) 29,731,920 shares of Common Stock outstanding, as reported in that certain Redeemable Convertible Preferred Stock and Warrant Purchase Agreement dated as of May 31, 2023 and (ii) 11,847,840 shares of Common Stock currently underlying the shares of Redeemable Convertible Preferred Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock).

M-185 may be deemed the beneficial owner of 6.41% of the Common Stock outstanding, based on (i) 122,516 shares of Common Stock held by M-185 Corporation, of which Todd R. Nelson is the majority stockholder (“M-185”), (ii) 1,057,843 shares of Common Stock that would be issued to M-185 upon M-185’s conversion of all 25,000 shares of Redeemable Convertible Preferred Stock currently held by M-185 (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) 528,922 shares of Common Stock that would be issued to M-185 upon M-185’s full (cash) exercise of the Short-Term Warrant currently held by M-185, and (iv) 1,057,843 shares of Common Stock that would be issued to M-0185 upon M-185’s full (cash) exercise of the Long-Term Warrant currently held by M-185. The number of shares of Common Stock outstanding for calculating M-185’s beneficial ownership is based on (i) 29,731,920 shares of Common Stock outstanding, as reported in that certain Redeemable Convertible Preferred Stock and Warrant Purchase Agreement dated as of May 31, 2023, (ii) 11,847,840 shares of Common Stock currently underlying the shares of Redeemable Convertible Preferred Stock (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), (iii) the 528,922 shares of Common Stock issuable upon exercise of M-185’s Short-term Warrants and (iv) the 1,057,843 shares of Common Stock issuable upon exercise of M-185’s Long-term Warrants.

(c)	(i)	Sole power to vote or direct the vote:

See Item 5 of the cover page for each Reporting Person.

	(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page for each Reporting Person.

	(iii)	Sole power to dispose or direct the disposition:

See Item 7 of the cover page for each Reporting Person.

	(iv)	Shared power to dispose or direct the disposition:

See Item 8 of the cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

Todd R. Nelson

By:	/s/ Todd R. Nelson

GATTACA Mining LLC

By:	/s/ Todd R. Nelson
Todd R. Nelson
Managing Member

M-185 Corporation

By:	/s/ Todd R. Nelson
Todd R. Nelson
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement